UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 14, 2018

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of registrant as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Suite 1690, Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On March 14, 2018, the Board declared a regular quarterly cash dividend of $0.25 per share of common stock for the period from January 1, 2018 to March 31, 2018. The dividend will be payable on April 10, 2018 to stockholders of record as of the close of business on March 25, 2018. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per Common Unit of the Operating Partnership.

The quarterly cash dividend equates to 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT Office Inc.

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date:	March 14, 2018

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